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Craft Beer
Lochiel Brewing

Brewery

7143 East Southern Avenue Suite 131
Mesa, AZ 85209
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Open until 9:00 PM
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Lochiel Brewing previously received $64,600 of investment through Mainvest.
Investment Opportunity
Data Room
Updates 4
Discussion
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THE PITCH
Lochiel Brewing is seeking investment to put towards additional equipment and operating capital.
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FORECASTED MILESTONES

Below is an outline of how we plan to grow over the coming five years:

2021: $650,000-750,000 (picking up on bottling and increasing volume, more marketing)
2022: $700,000 – $1,000,000 (continued bottling, more volume, reintroduce keg distribution but using one-way PET kegs, recyclable at depletion)
2023: $900,000 – $1,500,000 (continued or increased bottling, increased volume [more tanks and bigger brewhouse], tap room expansion)
2024: $1,200,000 – $2,200,000 (increased bottling, increased volume [more tanks], increased keg distro)
2025: $1,500,000 – $3,000,000+ (increased bottling, increased keg distro)
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THE TEAM
Ian Cameron
Owner / Head Brewer

The brewer is the person behind the magic of the brews.

Ian Cameron is a ninth-generation brewer of the Clan Cameron of Lochiel lineage from Scotland. While he was born in America, the Scottish touch still remains with him. Ian Cameron has been brewing since he was 10 years of age with root beer, and graduated to all grain brewing a few years later in his teens. Ian Cameron developed his professional brewing background working for some local breweries and in other states. He developed skills and knowledge by working in various engineering and business endeavors which provided the necessary skills to convert old time brews on modern stainless steel equipment and product commercialization.

BUSINESS OVERVIEW

Lochiel Brewing was founded in May 2015 by Ian Cameron in Mesa, Arizona. We're a two-vessel 10-barrel full electric, brewhouse with several 7-barrel and 15-barrel fermenters and brite tanks focusing on the production of a range of Scottish-style beers. The owner and brewmaster, Ian, is a deaf professional brewer and the sole owner with brewing experience stemming from over 15 years. He developed skills and knowledge by working in various engineering and business endeavors which provided the necessary skills to convert old time brews on modern stainless steel equipment and product commercialization. The brews are made with a Scottish style, strong malt-forwardness. The Scotch ale is a family recipe handed down through generations of a Cameron of Lochiel lineage. Although we do brew the other family recipes that consist of an English Mild, a light yet flavorful brown ale, an Extra Special Bitter (ESB), a Scottish Colonial Golden. We even have a Scottish Porter that walks the line between a stout and a porter.

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We've already done the uphill battle of brand recognition, the battle of reeducating people on how Scottish/Britis and Irish beers should taste. We have a heavy Scottish/Irish community here in Arizona. Many of which are traditionally loyal to the Clan Cameron family. I'm a direct descendent of the 19th Clan Chief, Donald Cameron of Lochiel from the Battle of Culloden in August 1745 and traditionally the current Chieftain for my region in North America. Arizona has a town called Lochiel, Arizona at the border of US/Mexico and it was founded by my distant cousin several times removed, Colin Cameron, who established the San Rafael Cattle Ranch that created all of south Arizona's economy for cities like Bisbee, Tombstone, and Tucson in the 1890s-1920s. That's how heavy my hereditary history is in Arizona.

I've already done the loyalty development and we've got the backing of multiple Scottish and Irish organizations that hold Highland games in all of Arizona and we're being asked to attend as a vendor in 2021 at no cost. This is huge as they move over 70 barrels of beer in one weekend in those events. Yes, 70 barrels. That's 2,170 gallons or 23,000 pints. In one weekend. If we charge $7 per, pretty standard, that's $161,000 we can make in one weekend and our cost to do this would only be $53,000. Talk about that profit margin. We have the capacity to produce 36 barrels of beer in 2 weeks at the moment. Our current challenge is that we don't have enough capital funds to support such a feat.

We will also use funds to get the bottling machine up and operational and bottling the two beers that we have become famous for, the Lochiel Scotch Ale, and the Narcocorrido Mexican Lager. The Scotch is a handed down recipe through several generations going as far back as the early 1700s in Scotland owned by the Lochiel branch (Chieftains and Nobles) of Clan Cameron. The Narcocorrido is a recipe I created to demonstrate my skills and show that I was worthy of the 9th generation brewer title with the Camerons.

The 8th generation lives in Scotland, Ian Cameron (same name), and was the Head Brewer for Traquair House. If you look them up on Beeradvocate, you'll see it's also highly ranked in the world. Traquair House doesn't own the recipe. Camerons do. I have the original recipe and the knowledge of the process to produce as endowed as the 9th generation brewer. I'm the first generation to convert the old way of fermenting in wooden barrels which would take 6 months to do, in stainless steel modernized equipment and cutting down production time from 6-8 months to 4 weeks. We use the old way to sell premium product for a much higher price than Traquair ever did at ($8 a 11.5oz bottle). Traquair has a license to produce their "version" under consult of Ian Cameron in Scotland. It wouldn't be surprising if they asked me for continued consult eventually.

I'm making headlines already... https://www.thrillist.com/drink/nation/every-state-in-the-usa-ranked-by-its-beer (look under Arizona).

The only difference now is that the brewery is owned by a Cameron, not anybody else anymore. This is the resilience of the Camerons.

I'm the first brewery owner in the state that owns 100% of the brewery with no debts. This is the only reason why the brewery was able to weather the pandemic without issue. That tells you what kind of footing this brewery has.

Bottom line, this is a no brainer and will explode with the right capital. We have no debt. Everything is fully capitalized. There isn't going to be one step back and 3 forward. It's 4 steps forward as a result.

Below is an outline of how we plan to grow over the coming five years:

2021: $650,000-750,000 (picking up on bottling and increasing volume, more marketing)

2022: $700,000 – $1,000,000 (continued bottling, more volume, reintroduce keg distribution but using one-way PET kegs, recyclable at depletion)

2023: $900,000 – $1,500,000 (continued or increased bottling, increased volume [more tanks and bigger brewhouse], tap room expansion)

2024: $1,200,000 – $2,200,000 (increased bottling, increased volume [more tanks], increased keg distro)

2025: $1,500,000 – $3,000,000+ (increased bottling, increased keg distro)

Updates
OCTOBER 28TH, 2020
Last day! Don't miss out- invest by midnight.

Hello All! Today is the last day of our campaign!

Thank you all for your incredible support and enduring our endless messaging over the past few months. Another sincere thank you to all who have invested, shared our project, or are still thinking about sneaking in a last minute contribution today.

As of this morning we have raised $61,700 from almost 94 investors. We'd love to get our final tally to at least $70,000 by midnight tonight. $8,300+ today is more than reachable and will really help start us off right. Remember the investment minimum is only $100 and every dollar helps. Thank you again and we can't wait to put your dollars to work! See you all soon!

OCTOBER 19TH, 2020
Trucking along...

Hi Investors and potentials -

We've been trucking along very well and producing beer regularly and reestablishing our supply chains and getting ahead on things.

We're moving inbound 3 more small 2-barrel tanks for small batches for special beers to keep our tap room relevant and bottling small batch beers. Those special beers would be our heavy beer line-up. Jacobite heavy Scotch, Thorfinn Berserker Barleywine, and Na Maribh heavy Porter. We are working on expanding our line up with Ciders from the now-defunct Desert House Cidery by acquiring their license and partnering up with their head "Ciderer".

We have 72 investors now and if each and every one of you added $100 more, we'd be able to meet our goal without breaking the bank. We have 9 more days left to make this happen!

SEPTEMBER 23RD, 2020
Opening up on September 24, 2020

Hello Investors and Potentials-

We're reopening on September 24, 2020, officially. We will be open to the public on Thursday through Saturday 4p-9p for the time being.

All is moving along well.

Thank you, all!

SEPTEMBER 14TH, 2020
Reopening update with tentative date.

Hi there, we were remaining closed for two reasons, first then the next. The first reason was simply from staying closed from COVID-19 and to ride out the summer slump that hits just about everybody in the restaurant/bar industry, even the tourist industry. The second and next reason is because we were remodeling the bathroom and took a 3 week long tile work installing fairly small tile one by one. We wanted to do this right. The more we go down this path, you'll learn that I'm a stickler for quality control/assurance and making sure things are done right.

The bathroom is finally complete as of today and summer is mostly finished and the bathroom is finished, we're re-opening the tap room in September and we anticipate a tentative date of 9/24.

I will be running the tap room and the brewery on a 6-day work week for a few weeks until everything stabilizes all around then I'll be bringing on another staff to handle the tap room and I can offload the tap room to focus entirely on the brewery.

The bottling machine should be arriving anytime in September, worst case, October. Then we'll be able to push this.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Purchase Additional Equipment to Increase Production and Expand Product Offerings $7,500

Mainvest Compensation $600

Working Capital $1,900

Total $10,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$626,121	$720,039	$900,049	$1,215,066	$1,640,339
Cost of Goods Sold	$46,700	$53,704	$67,130	$90,625	$122,343
Gross Profit	$579,421	$666,335	$832,919	$1,124,441	$1,517,996

EXPENSES

Rent	$31,200	$31,980	$32,779	$33,598	$34,437
Utilities	$10,320	$10,578	$10,842	$11,113	$11,390
Salaries	$53,520	$61,547	$76,933	$103,859	$140,209
Insurance	$5,928	$6,076	$6,227	$6,382	$6,541
Equipment Lease	$4,428	$4,538	$4,651	$4,767	$4,886
Repairs & Maintenance	$5,520	$5,658	$5,799	$5,943	$6,091
Legal & Professional Fees	$1,440	$1,476	$1,512	$1,549	$1,587
Entertainment	$1,152	$1,180	$1,209	$1,239	$1,269
Security System	$912	$934	$957	$980	$1,004
Licenses	$1,416	$1,451	$1,487	$1,524	$1,562
Operating Profit	$463,585	$540,917	$690,523	$953,487	$1,309,020

This information is provided by Lochiel Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

2018 Balance Sheet

2018 Income Statement

2019 Balance Sheet

2019 Income Statement

Investment Round Status

$10,000

TARGET

$50,000

MAXIMUM

This investment round closes on January 27, 2021. 0 people have invested so far.

Summary of Terms

Legal Business Name LOCHIEL BREWING LLC

Investment Structure Revenue Sharing Note

Investment Multiple 1.5×

Business's Revenue Share 0.2%-1%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1, 2028

Financial Condition

Other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Lochiel Brewing's fundraising. However, Lochiel Brewing may require additional funds from alternate sources at a later date.

Lochiel previously raised $64,600 through a Mainvest Revenue Share Note on October 29th, 2020. For more information refer to the debt table in Section (P)

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Lochiel Brewing to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Lochiel Brewing operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Lochiel Brewing and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Lochiel Brewing is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Lochiel Brewing might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Lochiel Brewing is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Lochiel Brewing nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Lochiel Brewing will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Lochiel Brewing is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Lochiel Brewing will carry some insurance, Lochiel Brewing may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Lochiel Brewing could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Lochiel Brewing's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Future Investors Might Have Superior Rights

If Lochiel Brewing needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Lochiel Brewing or management), which is responsible for monitoring Lochiel Brewing's compliance with the law. Lochiel Brewing will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Lochiel Brewing is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Lochiel Brewing fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Lochiel Brewing, and the revenue of Lochiel Brewing can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Lochiel Brewing to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit).

Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Lochiel Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Jennifer L.Apache Junction, AZ3 days ago

Glad to be part of the Tribe! I have been so impressed with the beer and Ian's standards for quality. I'm sure Lochiel will continue to succeed and I'll looking forward to seeing that happen! Jennie

Reply
Michael A.Mesa, AZ7 days ago

My wife and I enjoy getting takeout and going to Ian's brewery for a date night. I have come to know Ian and his brewing style as an avid homebrewer. He has given me many tips to improve my brewing style. Great guy to know!!

Chad J.Scottsdale, AZ10 days ago

Never been but happy to support! Will need to get out there soon!

Todd C.Gilbert, AZ10 days ago

Had a great experience at Lochiel and believe in what they are doing and in the growth of the beer industry!

Debb C.Mesa, AZ11 days ago

Proud to be part of the tribe!

Ian C.Mesa, AZ11 days agoLochiel Brewing Entrepreneur

Welcome!

Debb C.Mesa, AZ11 days ago

Hope to see you Thursday evening for the debate!

Ian C.Mesa, AZ11 days agoLochiel Brewing Entrepreneur

I'll be there!

Yoshio A.Surprise, AZ22 days ago

I supported this since I am a Highland Games athlete and live in AZ. I want to support a local business. I also watched an interview about this brewery last year and the history of the recipe is intriguing.

Ian C.Mesa, AZ11 days agoLochiel Brewing Entrepreneur

Thank you Yoshio! We look forward to being a part of the Highland Games as the Caledonian Society has wanted us to slowly replace Four Peaks.

James C.Mesa, AZa month ago

Best beer in the valley! Great selection of Scottish style brews and Ian is a great guy which makes it all the better.

Ian C.Mesa, AZ11 days agoLochiel Brewing Entrepreneur

Hi James! Thank you for your investment and your compliments!

John R.Marshall, MNa month ago

I love AZ and I love breweries! Seemed like a good match.

Ian C.Mesa, AZ11 days agoLochiel Brewing Entrepreneur

Thank you, John, for your investment! A match, it is!

lori b.Mesa, AZa month ago

I invested because it supports a small business making a difference!

Ian C.Mesa, AZ11 days agoLochiel Brewing Entrepreneur

Thank you, Lori, for your investment and helping us make a difference!

Norman U.Kingman, AZa month ago

Howdy: Can you clarify what the money raised is for? In one section, you say capital and in another raw materials. And in the Pitch you mention you need capital for the festivals--I envision them being zero capital events---bring kegs, serve draft beef into cups, and be done. Thanks.

Ian C.Mesa, AZa month agoLochiel Brewing Entrepreneur

The money is primarily raised for operating capital to be able to purchase materials for packing, bottling, labeling, and order them ahead so we have a steady flow of materials.

Ian C.Mesa, AZa month agoLochiel Brewing Entrepreneur

The festivals, no. We don't participate in festivals where we donate beer. This is an absolute loss situation. We are referring to large events like the Highland games where we can directly sell the beers ourselves. This requires an enormous amount of supply for the average 100,000 participants over 3 days. This requires us to purchase a large amount of raw material and manufacture. This all costs money upfront.

Heather S.Phoenix, AZa month ago

I invested because I love their beer.

Ian C.Mesa, AZa month agoLochiel Brewing Entrepreneur

Thank you so much! We continue to make the same goodies, just as you remember.

Tyson K.Ballwin, MO2 months ago

I've known Ian for over 10 years and he's one of my closest friend in my inner circle. I have seen a lot of entrepreneur venture that he's done over the course of his lifetime and he always delivers what he believes in his products. When he talked about his love of beer before his brewery venture, I remembered the first time in our soccer days, that he always made his own Root Beer. So flash forward, I want to see his beer have the opportunities to get distributed to the Midwest aka Missouri where I live so that I can partake his excellent beer.

Ian C.Mesa, AZa month agoLochiel Brewing Entrepreneur

Aw shucks. Thank you for your assurance of who I am and what my business stands for and the quality we offer.

Ian C.Mesa, AZ2 months agoLochiel Brewing Entrepreneur

Hello all! I just want to pass the message to all of you a humongous thank you for investing in Lochiel Brewing.

Sidney A.Mesa, AZ2 months ago

Lochiel Brewing has some of the best, best brew in the valley. I am happy to play a small part in such a great product!

Jackson L.Mesa, AZ2 months ago

I invested because lochiel makes good beer

Lynette S.Phoenix, AZ2 months ago

We live near Mesa and want to sup our local community

Orville B.Mesa, AZ2 months ago

I invested because Lochiel Brewing makes a variety of great products that beer aficionados enjoy.

Ian C.Mesa, AZ11 days agoLochiel Brewing Entrepreneur

Many thanks! We have no intention to deviate from our working model, but only to expand the accessibility of the products!

Rebecca M.Gilbert, AZ2 months ago

I have been enjoying the beers at Lochiel Brewing for about 3yrs now. I can't pick a favorite because they are ALL great. I am excited to see that they are making this effort to expand into bottling so that I can pick up some of my favorites at my local grocery store and liquor stores whenever I want! Slainte!

Ian C.Mesa, AZ11 days agoLochiel Brewing Entrepreneur

Thank you so much for your investment. We both know that it'd be super awesome to just go to the nearby store and pick up a solid brand that you can't go wrong with.

Kevin D.Mesa, AZ2 months ago

So glad to be a part. Love what Lochiel is and I'm glad to support.

Ian C.Mesa, AZ11 days agoLochiel Brewing Entrepreneur

Thank you, Kevin, for your investment. We look forward to using your investment to make Lochiel a greater brand and with more accessibility to the products.

Thunder W.Mesa, AZ2 months ago

I want to workin or own a brewery or distillery so it seems like a good first step. Not to mention all my family knows ASL

Jerry J.Mesa, AZ2 months ago

I invested because local is always better!

Heather S.Mesa, AZ2 months ago

We are excited! Clan McIntosh here! Love your beer and your brewery! Best of luck to you!

Bruce W.Tempe, AZ2 months ago

Happy to help!

Christopher K.Queen Creek, AZ2 months ago

I haven't had a drop of your beer but believe in what you are doing. I look forward to buying some Crowlers soon. Shop Local!

Ian C.Mesa, AZ11 days agoLochiel Brewing Entrepreneur

Thank you for your investment! Make the point to come out and we'll definitely take care of you!

Matthew M.Mesa, AZ2 months ago

Yassss! Invest. As our friendly neighborhood pub, I am happy to support. Please help these kind folks out now!

Ian C.Mesa, AZ11 days agoLochiel Brewing Entrepreneur

Many thanks, Matthew, for your investment and confidence in us!

Robert M.Mesa, AZ2 months ago

I invested after research on the brewery.

Ian C.Mesa, AZ11 days agoLochiel Brewing Entrepreneur

Thank you, Robert, for your investment! We'll use this wisely. We have a pretty clever plan of attack on distribution. We are starting with the Narcocorrido Mexican Lager and the Scotch Ale in bottles. We're also aiming at Mexican restaurants with liquor licenses but no taps. They're going to be the most underserved market and fastest access to new revenue.

Robert M.Mesa, AZ2 months ago

Curious about the plan for distribution.

Ian C.Mesa, AZ11 days agoLochiel Brewing Entrepreneur

We are aiming to hit the Liquor Stores specifically with Drizly parternship to keep our distribution costs down and getting our products visible for pick up or delivery by the liquor stores. As this helps us ramp up, we're going to Total Wine/BevMo next. Gas Stations/Food stores would be the next round.

Herbert H.Rogue River, OR2 months ago

I invested because I believe in Ian Cameron, his products and his thorough planning in whatever his venture!